

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



March 12, 2003

Stephen M. Youhn
Senior Attorney
Chicago Board Options Exchange
400 South LaSalle Street
Chicago, Illinois 60605

Re: LOU System

Dear Mr. Youhn:

In your letter dated March 12, 2003, you request interpretive guidance regarding the application of Rule 11a2-2(T) under the Securities Exchange Act of 1934 ("Exchange Act") to transactions executed via the Chicago Board Options Exchange's ("CBOE" or "Exchange") Large Order Utility System ("LOU").

Section 11(a) of the Exchange Act prohibits a member of a national securities exchange from effecting transactions on that exchange for its own account, the account of an associated person, or an account over which it or its associated person exercises investment discretion (collectively, "covered accounts") unless an exception applies. Rule 11a2-2(T) provides exchange members with an exemption, in addition to the exceptions delineated in the statute. Known as the "effect versus execute" rule, Rule 11a2-2(T) permits an exchange member, subject to certain conditions, to effect transactions for covered accounts by arranging for an unaffiliated member to execute the transactions directly on the exchange floor. To comply with the rule's conditions, a member (1) must transmit the order from off the exchange floor, (2) may not participate in the execution of the transaction once it has been transmitted to the member performing the execution,[1] (3) may not be affiliated with the executing member, and (4) with respect to an account over which the member or an associated person has investment discretion, neither the member nor its associated person may retain any compensation in connection with effecting the transaction without express written consent from the person authorized to transact business for the account in accordance with the rule.

[1] The member may, however, participate in clearing and settling the transaction.

1. Off-Floor Transmission

The requirement in Rule 11a2-2(T) for orders to be transmitted from off the exchange floor reflects Congress' intent that Section 11(a) should operate to put member money managers and non-member money managers on the same footing for purposes of their transactions for covered accounts. In considering other automated systems, the Commission and the staff have stated that the off-floor transmission requirement would be met if a covered account order is transmitted from off the floor directly to the exchange floor by electronic means.[2] Because all orders sent to LOU will be electronically submitted from remote locations away from the exchange floor, the staff believes that orders transmitted for execution through LOU satisfy the off-floor transmission requirement.

2. Non-Participation in Order Execution

Rule 11a2-2(T) further provides that the exchange member and its associated persons may not participate in the execution of the transaction once the order has been transmitted to the exchange floor. This requirement was included to prevent members with their own brokers on the exchange floor from using those persons to influence or guide their orders' execution. This requirement does not preclude members from canceling or modifying orders, or from modifying the instructions for executing orders, after they have been transmitted to the floor. Such cancellations or modifications, however, also must be transmitted from off the exchange floor.[3]

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[2] See, e.g., Securities Exchange Act Release No. 29237 (May 31, 1991) (regarding NYSE's Off-Hours Trading Facility); Securities Exchange Act Release No. 15533 (January 29, 1979) (regarding the Amex Post Execution Reporting System, the Amex Switching System, the Intermarket Trading System, the Multiple Dealer Trading Facility of the Cincinnati Stock Exchange, the PCX's Communications and Execution System, and the Phlx's Automated Communications and Execution System); Securities Exchange Act Release No. 14563 (March 14, 1978) (regarding the NYSE's Designated Order Turnaround System).

See also, Letter re: American Stock Exchange (July 9, 2002) (regarding AMEX's Automatic Execution System); Letter re: Chicago Board Options Exchange (May 16, 2002) (regarding CBOE's RAES System); Letter re: Philadelphia Stock Exchange (April 15, 2002) (regarding Phlx's AUTOM System); Letter re: Pacific Exchange (October 31, 2001) (regarding PCX's Automatic Execution System); Letter re: Pacific Exchange (October 25, 2001) (regarding PCX's operation of the Archipelago Exchange facility); Letter re: Philadelphia Stock Exchange (March 24, 1999) (regarding Phlx's VWAP Trading System); Letter re: Pacific Exchange (November 30, 1998) (regarding OptiMark); Letter re: Chicago Stock Exchange (November 30, 1994) (regarding Chicago Match).

[3] Securities Exchange Act Release No. 14563 (March 14, 1978).

In a release discussing both the COMEX and the PACE systems, the Commission noted that a member relinquishes any ability to influence or guide the execution of its order at the time the order is transmitted into the systems.[4] Because users of LOU will relinquish control of their orders upon transmission to LOU, and will not be able to influence or guide the execution of their orders, the staff believes that this requirement is met with respect to orders that are executed through LOU.

3. Execution Through Unaffiliated Member

Although Rule 11a2-2(T) contemplates having an order executed by an exchange member who is unaffiliated with the member initiating the order, the Commission has recognized that this requirement is not applicable when automated exchange facilities are used. For example, in considering the operation of COMEX and PACE, the Commission noted that while there is no independent executing exchange member, the execution of an order is automatic once it has been transmitted into the systems. While the LOU system does not execute orders itself, the anonymity it provides is comparable to the COMEX and PACE model for the purpose of satisfying this requirement.

LOU routes orders to the CBOE's Public Automated Routing system ("PAR") for allocation. Since PAR does not display firm identification numbers, the identity of the firm that submitted the order is not known or knowable once the order resides in PAR. That is, for orders residing on PAR, neither the Designated Primary Market-Maker ("DPM") nor the crowd know (or have access to) the identity of the firm that submitted that order. Thus, the anonymity provided by the design of LOU ensures that members do not possess any special or unique trading advantages in the handling of their orders after transmission. The Exchange also notes that its Rule 8.91, Limitations on Dealings of DPMs and Affiliated Persons of DPMs, also serves to satisfy the independent execution requirement. In this regard, Rule 8.91 restricts a DPM and its affiliates from purchasing (selling) on the Exchange for any account in which such affiliate has a direct or indirect interest in any security allocated to the DPM. While the Rule 8.91 prohibition will not apply if the Exchange has granted an exemption pursuant to the Guidelines for Exemptive Relief Under Rule 8.91(e), the Exchange notes that exemptions are only granted if a DPM satisfies the requirements of the Guidelines in Rule 8.91(a)-(f). If the Exchange grants an exemption pursuant to this section, it has determined that the member has procedures in place to assure that the anonymity of the PAR system will not be circumvented. Accordingly, the staff believes that executions obtained through LOU satisfy the independent execution requirement of Rule 11a2-2(T).[5]

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4 Securities Exchange Act Release No. 15533 (January 29, 1979) at n. 25.

5 See, Securities Exchange Act Release No. 15533 (January 29, 1979) at n. 25.

4. Non-Retention of Compensation for Discretionary Accounts

The staff notes that members who intend to rely on Rule 11a2-2(T) in connection with transactions using LOU must comply with the requirements of Section (a)(2)(iv) of the rule.

Conclusion

This interpretive position is based solely on your representations and the facts presented, and is strictly limited to the application of Rule 11a2-2(T) to the LOU transactions described above. Any different facts or circumstances may require a different response.

Sincerely,



Paula R. Jenson
Deputy Chief Counsel



March 12, 2003

Ms. Catherine McGuire
Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549

Re: Proposal to Allow Broker-Dealer Orders to be Executed Through LOU (SR-CBOE-2003-09)

Dear Ms. McGuire:

In connection with the above referenced filing, the Chicago Board Options Exchange, Incorporated ("CBOE" or "Exchange") respectfully requests that the Division of Market Regulation of the Securities and Exchange Commission ("SEC" or "Commission") provide interpretive guidance regarding the application of Rule 11a2-2(T)[1] to CBOE's Large Order Utility System ("LOU") for options. For the reasons discussed below, the Exchange believes the proposal to allow broker-dealer ("BD") orders to execute through LOU satisfies the requirements of Rule 11a2-2(T).[2] The Exchange believes that the policy concerns that Congress sought to address in Section 11(a) of the Act,[3] the time and place advantage that members on exchange floors have over non-members off the floor and the general public, are not present in connection with LOU.

I. Background

Concurrent with the submission of this letter, CBOE filed SR-CBOE-2003-09 to allow orders for the accounts of BDs to be eligible for execution through LOU. Upon submission to LOU, an inbound order is automatically "stopped" at CBOE's disseminated price up to the disseminated size and the Exchange transmits a stop notification to the order-sending firm. The "stopped" order is then routed immediately to the trading crowd to allow for price improvement and to allocate the order in open outcry. If price improvement is not attainable, the order is allocated at the "stop" price in open outcry consistent with existing open outcry procedures under CBOE Rule 6.45.[4]

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[1] 17 C.F.R. 240.11a2-2(T).

[2] 17 C.F.R. 240.11a2-2(T). Rule 11a2-2(T) is one of the exceptions to Section 11(a) of the Securities and Exchange Act ("Act") prohibition on proprietary trading.

[3] 15 U.S.C. 78k(a).

[4] If an unallocated portion of the order remains, that unallocated portion will be assigned to LOU's "In-Person Wheel." The In-Person Wheel evenly assigns contracts to logged-on market-makers up to a 5-contract maximum per order. Any market-maker who is present in the trading crowd and who makes markets in a particular security traded in that crowd must be logged onto the In-Person Wheel for that security. If the In-Person Wheel has been exhausted for a particular LOU order and a balance still remains on the LOU order, the entirety of such balance will be assigned in accordance with the RAES trade allocation methodology in effect for the subject option class.

LOU operates in much the same manner as an automatic execution system by guaranteeing that an order will receive an execution at a price at least equal to the disseminated price. The Exchange's current proposal would enhance access to LOU by allowing BDs to be eligible to submit orders through LOU. The Exchange notes that each of the floor-based options exchanges provides BDs with the same access to their automatic execution systems.[5] In this respect, this proposal simply extends to LOU that which is currently available through RAES. The Exchange submits this analysis of the proposal relating to the application of Section 11(a) of the Act and Rule 11a2-2(T). For the reasons discussed below, CBOE believes that this rule proposal is consistent with the stated objectives of Section 11(a) of the Act.

II. Discussion

Rule 11a2-2(T): The "Effect Versus Execute" Rule

Section 11(a) of the Exchange Act prohibits a member of a national securities exchange from effecting transactions on that exchange for its own account, the account of an associated person, or an account over which it or its associated person exercises discretion (collectively, "covered accounts") unless an exception applies. Rule 11a2-2(T) provides exchange members with an exemption, in addition to the exceptions delineated in the statute. Known as the "effect versus execute" rule, Rule 11a2-2(T) permits an exchange member, subject to certain conditions, to effect transactions for covered accounts by arranging for an unaffiliated member to execute the transactions directly on the exchange floor. To comply with the rule's conditions, a member (1) must transmit the order from off the exchange floor, (2) may not participate in the execution of the transaction once it has been transmitted to the member performing the execution,[6] (3) may not be affiliated with the executing member, and (4) with respect to an account over which the member has investment discretion, neither the member nor its associated person may retain any compensation in connection with effecting the transaction without express written consent from the person authorized to transact business for the account in accordance with the rule.

These four requirements of the "effect versus execute" rule are "designed to put members and non-members on the same footing, to the extent practicable, in light of the purposes of Section 11(a)."[7] For the reasons set forth below CBOE believes that the characteristics of LOU do not result in disparate treatment of members and non-members, and therefore permitting BD orders access to LOU complies with the provisions of Rule 11a2-2(T).

1. Off-floor Transmission. Rule 11a2-2(T) requires the orders for a covered account transaction to be transmitted from off the exchange floor. The Commission considered this requirement in the context of several automated trading and electronic order-handling facilities operated by other national securities exchanges.[8] The Commission determined that a covered account order sent through such an exchange facility would be deemed to be transmitted from off the floor. Like these other automated systems, orders sent to LOU will be transmitted from remote locations (via the member firm interface) directly to the Exchange floor by electronic means. Therefore, CBOE believes that orders electronically transmitted for execution through LOU by members from off the Exchange floor satisfy the off-floor transmission requirement.

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[5] See, e.g., Amex Rule 933, PCX Rule 6.87(b), Phlx Rule 1080, Commentary .05, and CBOE Rule 6.8.01.

[6] The member may, however, participate in clearing and settling the transaction.

[7] Securities Exchange Act Release No. 14713, (April 27, 1978); 43 FR 18557, 18560.

[8] See, Securities Exchange Act Release No. 14563 (March 14, 1978)(approving the NYSE Designated Order Turnaround System).

2. <u>Non-Participation in Order Execution</u>. The "effect versus execute" rule further provides that the exchange member and its associated person may not participate in the execution of the transaction once the order has been transmitted. This requirement originally was intended to prevent members with their own brokers on the exchange floor from using those persons to influence or guide the execution of their orders.[9] It does not preclude members from canceling or modifying orders, or from modifying instructions for executing orders, after they have been transmitted; provided, however, that such cancellations or modifications are also transmitted from off the exchange floor.[10]

In analyzing the application of the non-participation requirement to automated exchange facilities the Commission specifically noted in regard to the COMEX and PACE systems that (1) the "initiating member relinquishes any ability to influence or guide the execution of its order at the time that order is transmitted in the system" and (2) "[while] the execution of the order is thereafter automatic and does not involve any independent executing member, the design of those systems insures that members do not possess any special or unique trading advantages in handling their orders after transmitted to the COMEX and PACE systems were deemed to comply with this requirement. More recently, the Commission reached the same conclusion concerning the VWAP Trading System, OptiMark and the Chicago Match, stating that a member does not retain the ability to influence or guide the execution of an order after the member submits the order to each of these systems.[11] The Commission found that these features requirements were deemed to comply with the nonparticipation requirements.

We similarly submit that eligible BD orders submitted for execution through LOU will meet this non-participation requirement. As described above, orders submitted to LOU are automatically "stopped" at the disseminated price, a report is generated to the customer, and the trade is allocated in open outcry. The execution does not depend on the person who entered the order. Therefore, at no time following the submission of an order will a BD who enters an order retain any ability to control the timing of an execution or otherwise enjoy the kind of special order-handling advantages inherent in being on an exchange floor. Accordingly, CBOE believes that the non-participation requirement is satisfied whenever inbound broker-dealer orders are executed through LOU.

3. <u>Execution Through Unaffiliated Member</u>. Although Rule 11a2-2(T) contemplates having an order executed by an exchange member who is unaffiliated with the member initiating the order, the Commission has recognized in the past that this requirement is not applicable where automated exchange facilities are used. For example, in considering the operation of COMEX and PACE, among other systems, the Commission noted that, while there is no independent executing exchange member, the execution of an order is automatic once it has been transmitted into the systems.[12] Because the design of these systems ensures that members do not posses any special or unique trading advantages in handling their orders after transmitting them to the exchange floors, the Commission has stated that executions obtained through these systems satisfy the independent execution requirement of Rule 11a2-2(T).[13]

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[9] See Securities Exchange Act Release No. 14563 (March 14, 1978), 43 FR 11542 (March 17, 1978).

[10] <u>Id.</u>

[11] See, Letter from Larry E. Bergmann, Senior Associate Director, Division of Market Regulation, SEC, to Edith Hallahan, Associate General Counsel, Phlx, dated March 24, 1999 ("VWAP Letter")(approving Phlx's VWAP Trading System); Letter from Catherine McGuire, Chief Counsel, Division of Market Regulation, SEC to David E. Rosedahl, PCX, dated November 30, 1998 ("OptiMark Letter") (approving the PCX Application of OptiMark); and Letter regarding Chicago Match, from Brandon Becker, Director, Division of Market Regulation, SEC to George T. Simon, Partner, Foley & Lardner, dated November 30, 1994 ("Chicago Match Letter").

[12] See 1979 Release. Also see, VWAP Letter, OptiMark Letter and Chicago Match Letter

[13] Id.

Although the LOU system does not execute orders itself, it nonetheless ensures that members do not receive special or unique trading advantages in handling their orders after transmission to CBOE. The LOU System routes orders to the CBOE's Public Automated Routing ("PAR") system for allocation. The design and operation of PAR ensures that BDs do not have any special or unique trading advantages in handling their orders after transmission. In this respect, the Exchange notes that a central feature of PAR is anonymity: PAR does not display firm identification information. As such, for orders residing on PAR, neither the DPM nor the crowd know (or have access to) the identity of the firm that submitted that order. The Exchange also notes that its Rule 8.91, Limitations on Dealings of DPMs and Affiliated Persons of DPMs, also serves to satisfy the "execution through an unaffiliated member" requirement. In this regard, Rule 8.91 restricts a DPM and its affiliates from purchasing (selling) on the Exchange for any account in which such affiliate has a direct or indirect interest in any security allocated to the DPM. While the Rule 8.91 prohibition will not apply if the Exchange has granted an exemption pursuant to the Guidelines for Exemptive Relief Under Rule 8.91(e), the Exchange notes that exemptions are only granted if a DPM satisfies the requirements of the Guidelines in Rule 8.91(a)-(f). If the Exchange grants an exemption pursuant to this section, it has determined that the member has procedures in place to assure that the anonymity of the PAR system will not be circumvented. Accordingly, a BD effecting a transaction through LOU satisfies the requirement for execution through an unaffiliated member by virtue of the anonymity afforded and guaranteed by PAR and by virtue of the protections provided by Rule 8.91.

4. Non-Retention of Compensation for Discretionary Accounts. Finally, the exemption in Rule 11a2-2(T) states that, in the case of a transaction effected for an account for which the initiating member exercises investment discretion, in general, the member may not retain compensation for effecting the transaction. As a prerequisite to use of the LOU system, if a member is to rely on Rule 11a2-2(T) for a managed account transaction, the member must comply with the limitations on compensation as set forth in paragraph (a)(2)(iv) of the "effect versus execute" rule.

III. Conclusion

The Exchange believes that LOU satisfies the four requirements of the "effect versus execute" rule as well as the general policy objectives of section 11(a) of the Act. The proposed rule change to allow BD orders to be executed through LOU should be beneficial because it will facilitate transactions in securities and will remove impediments to and perfect the mechanism of a free and open market. The proposed rule change will place all of LOU users, members and non-members, on the "same footing," as intended by Rule 11a2-2(T). In light of the foregoing, CBOE believes that under its proposal, no member will be able to engage in proprietary trading in a manner inconsistent with Section 11(a) of the Act.

Sincerely,



Stephen M. Youhn
Senior Attorney

CC:
Paula R. Jenson
Daniel P. Fisher
Elizabeth King
Nancy Sanow
Joanne Moffic-Silver
Angelo Evangelou